TransGlobe Energy Corporation

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class **COMMON**

Holder Account Number

C9999999999 I ND

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Form of Proxy - Annual and Special Meeting to be held on May 7, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:30 pm, Mountain Time, on May 5, 2008.

SAM SAMPLE

C9999999999

IND C03

Appointment of Proxyholder

I/We being holder(s) of Transglobe Energy Corporation hereby appoint: Ross Clarkson, President and Chief Executive Officer, or failing him, David Ferguson, Vice President, Finance and Chief Financial Officer

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of **Transglobe Energy Corporation** to be held at Petroleum Club, Viking Room, 319-5th Avenue S.W., on May 7, 2008 at 3:00 pm and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Fix the Number of Directors

To fix the number of directors at six (6).

For ☐ Against ☐

2. Election of Directors

Management recommends that you vote **FOR** the following nominees: Robert A. Halpin, Ross Clarkson, Lloyd W. Herrick, Erwin L. Noyes, Geoffrey C. Chase and Fred Dyment, as outlined in the Information Circular.

Vote FOR or WITHHOLD for all nominees proposed by Management

For ☐ Withhold ☐

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3. Appointment of Auditors

Appointment of Deloitte & Touche LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

4. Shareholder Protection Rights Plan

To ratify, confirm and approve the Corporation's new shareholder protection rights plan, the terms and conditions of which are set out in the shareholder protection rights plan agreement dated effective March 13, 2008 (the **"Rights Plan"**) between the Corporation and Computershare Trust Company of Canada (the **"Rights Agent"**).

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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